SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “ePLDT’s BPO Subsidiary Acquires Springfield Service Corporation For US$44 Million”.	6

Exhibit 1

April 16, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Acquires Springfield Service Corporation For US$44 Million”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

April 16, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Acquires Springfield Service Corporation For US$44 Million”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  April 16, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “ePLDT’s BPO Subsidiary Acquires Springfield Service Corporation For US$44 Million”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 16, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

SPi
FOR IMMEDIATE RELEASE

Contact: May Dizon

Corporate Communications Manager

632 855 8655

m.dizon@spi-bpo.com

ePLDT’s BPO Subsidiary Acquires Springfield Service Corporation

For US$ 44 million

SPi Expands Healthcare Platform by Adding Physician Billing and

Revenue Cycle Management Services to Its Portfolio

Manila, Philippines, April 16, 2007 – SPi, a leading global business process outsourcing (BPO) company, today announced that it has acquired, through a wholly-owned US subsidiary, 100% of Springfield Service Corporation for an aggregate purchase price of US$ 44 million, with the potential for future earn out payments.

Springfield Service Corporation (SSC), the 10th largest player in the medical billing and revenue cycle management market, has 383 employees operating in 5 locations in the US and provides billing and accounts receivable management services for over $1.3 billion of physician charges annually. SSC is estimated to generate in excess of US$30 million in revenues over the next twelve months. The 21-year-old company also offers practice management services including patient scheduling, coding and compliance assistance, consulting and specialized reporting services. SSC is known for its superior operational capability on the GE Centricity Business System (formerly known as IDX Flowcast) and EPIC, two of the leading platforms in the industry, strong client relationships, and experienced management team.

Ernest L. Cu, President and CEO of SPi said, “We have been tracking companies in the medical billing space for some time with the goal of finding one to acquire whose corporate culture and values match our own. SSC fits the bill. Their annuity-based business nicely complements our existing Healthcare platform and provides an excellent entry point for us into this rapidly growing $25 billion industry.” Cu went on to say: “The inclusion of SSC’s service offerings in our Healthcare portfolio allows us to further strengthen our relationships with the more than 400 hospitals, multi-specialty clinics and physician practices that we currently serve.”

The US healthcare industry accounts for 15% of US GDP and is the largest segment in the US economy. In 2003, US healthcare expenditures reached nearly $2.0 trillion. Healthcare costs have continued to rise by 18% annually since then. Currently $4.2 billion in medical billing work is being outsourced each year, and spending in this area is expected to grow by 7% annually. The medical billing sector is ideally suited for outsourcing due to the high volume of transactions and the ongoing rising costs of healthcare.

Page 5 of 6

Exhibit 1

“At US$ 44 million, the SSC acquisition is the largest to date for SPi. Further it is an excellent example of how we are implementing our strategic plan to accelerate growth and strengthen our position in the BPO arena,” stated Ray C. Espinosa, President and CEO of ePLDT. “We are delighted to support SPi’s expansion of its Healthcare platform and to be adding another annuity-based business to our overall BPO portfolio.”

“The management team of SSC is equally pleased with the business combination,” stated Mike Beninato, President and CEO of SSC. “Both SPi and SSC share a vision to reduce healthcare costs while improving quality through streamlining business processes, and improving patient care. This acquisition is tremendous news for our customers and employees, who will benefit from the resources available from SPi. We look forward to SSC’s continued growth and profitability in the years ahead.”

About SPi

SPi, is a leading full-service BPO provider with offices and facilities across North America, Europe, and Asia. Together with its sister company, Ventus, SPi has 11,000 employees delivering a wide range of call center and knowledge-based outsourcing solutions to diversified markets, including financial services, healthcare, legal and publishing. SPi consistently improves operating efficiency, lowers costs and helps to strengthen the competitive position of more than 500 customers.

SPi is 100% owned by ePLDT, Inc. ePLDT, Inc. is a wholly-owned subsidiary of the Philippine Long Distance Telephone Company (PLDT), the leading telecommunications provider in the Philippines. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:PHI).

For more information on SPi, visit www.spi-bpo.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 16, 2007